Exhibit (a)(9)

Press Contact:
Michael P. Tierney
Seneca Investments LLC
212.415.3787

PRESS RELEASE

FOR IMMEDIATE RELEASE

                     SENECA INVESTMENTS LLC TENDER OFFER FOR
                   ORGANIC, INC. EXTENDED TO JANUARY 10, 2002

NEW YORK, NEW YORK (December 20, 2001) -- Seneca Investments LLC today announced that it has extended its $0.33 per share cash tender offer for all of the outstanding common stock of Organic, Inc. (Nasdaq: OGNC) until midnight, New York City time, on January 10, 2002.

Seneca presently holds shares representing 80.9% of Organic's outstanding shares. The tender offer is conditioned, among other things, on there being tendered in the offer shares that represent a majority of the shares that are not owned by Seneca or its affiliates and the directors and executive officers of Organic. Organic has announced that the Special Committee of the Board of Directors, composed entirely of independent directors, and the full Board of Directors, have each agreed by unanimous vote that the tender offer is fair to and in the best interests of the public stockholders of Organic and have also recommended that such stockholders accept the offer.

As of midnight on December 19, 2001, Organic stockholders had tendered and not withdrawn 716,158 shares pursuant to Seneca's tender offer.

ABOUT SENECA INVESTMENTS LLC

Seneca Investments LLC is an e-services holding company.

ABOUT ORGANIC, INC.

Organic, Inc. (Nasdaq: OGNC) is a technology-enabled marketing partner to Global 1000 companies in the automotive, financial services, retail and consumer products and entertainment, media and communications sectors that has performed award-winning work for DaimlerChrysler, Washington Mutual and Target Corp. Other industry leading clients include Domino's Pizza, British Telecommunications plc, General Electric Financial Assurance Holdings, Inc. and PlayStation.com (America), Inc. In the Internet professional services industry, Organic (www.organic.com) has a history as an innovator. Having developed a number of Web sites that were the first in category, Organic also created Yahoo!'s user interface and logo, and contributed to the development of Apache, the leading Web serving application. Founded in 1993, Organic is headquartered in San Francisco with offices in the U.S., Canada, Europe and Latin America.

ORGANIC is a service mark or registered service mark of Organic, Inc. or its subsidiaries in the United States and in other countries. Other trademarks and service marks referenced are marks of their respective owners.

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